Exhibit 99.1

Himax Technologies Schedules First Quarter 2008
Results Conference Call

Tainan, Taiwan, April 14, 2008 - Himax Technologies, Inc. (Nasdaq: HIMX) today announced it will hold a conference call with investors and analysts on April 30, 2008 at 7:00 a.m. in Taiwan to discuss results of the Company’s first quarter 2008 and business outlook. This will be 7:00 p.m. in New York on Tuesday, April 29, 2008.

The news release announcing the first quarter 2008 results will be disseminated in New York on April 29, 2008 after the Nasdaq stock market closes.

The dial-in number for the live audio call beginning at 7:00 a.m. Taiwan time on Wednesday, April 30, 2008 (7:00 p.m. in New York on Tuesday, April 29, 2008) is +1-201-689-8560 (international) or 1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on Himax’s website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the actual call through noon on Wednesday, May 7, 2008 in Taiwan (midnight in New York on Tuesday, May 6 2008) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or 1-877-660-6853  (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 281980.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. Joseph Villalta The Ruth Group +1-646-536-7003 jvillalta@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.